SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North

Suite 600

Birmingham, Alabama 35203

Telephone Number 205-987-5500

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 9,835,379 shares of common stock, par value $0.01 (the “Shares”), of TransAct Technologies Incorporated (the “Issuer”) outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IA, CO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON CO

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,168
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 640,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 9,835,379 Shares outstanding as of October 31, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 9 of 11 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 8, 2022, 325 Master Fund and Harbert Fund (the “Record Stockholders”), collectively delivered a letter to the Issuer nominating two highly-qualified candidates, Audrey P. Dunning and Daniel M. Friedberg (collectively, the “Nominees”), for election to the Board at the 2022 annual meeting of stockholders of the Issuer (the “2022 Annual Meeting”). In the letter, the Record Stockholders also submitted two non-binding proposals for consideration by stockholders at the 2022 Annual Meeting requesting, respectively, that the Board take all necessary steps in its power to (i) declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) so that all directors are elected on an annual basis commencing at the next annual meeting of stockholders after the 2022 Annual Meeting and (ii) separate the Chairman and CEO roles, such that the position of Chairman of the Board may not be held by any individual who is also an officer of the Company.

CUSIP No. 892918103	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

HARBERT DISCOVERY FUND, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough Executive Vice President and General Counsel

HARBERT DISCOVERY FUND GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough Executive Vice President and General Counsel

HARBERT FUND ADVISORS, INC.*

By:	/s/ John McCullough Executive Vice President and General Counsel

CUSIP No. 892918103	SCHEDULE 13D/A	Page 11 of 11 Pages

HARBERT MANAGEMENT CORPORATION*

By:	/s/ John McCullough Executive Vice President and General Counsel

By:	/s/ Jack Bryant* Jack Bryant

By:	/s/ Kenan Lucas* Kenan Lucas

By:	/s/ Raymond Harbert* Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the Act, or for any other purpose.